UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 4)*

          Toreador Resources Corporation
(Name of Issuer)

        Common Stock, par value $0.15625 per share
(Title of Class of Securities)

          891050-10-6
(CUSIP Number)

David M. Brewer
c/o The Madison Group
590 Madison Avenue, 21st Floor
New York, NY 10022
                                                                                   (212) 521-4241
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                         December 17, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David M. Brewer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER 1,560,723

8 SHARED VOTING POWER 45,733
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 1,560,723

10 SHARED DISPOSITIVE POWER 45,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,066

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (1)

14	TYPE OF REPORTING PERSON IN

(1)    Based upon 10,197,269 Shares outstanding as of December 21, 2004 (according to information received from the Issuer), plus (i) 219,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of December 28, 2004, upon the conversion of a convertible debenture held by PHD Partners, LP; (ii) 64,500 Shares which Mr. David Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 35,000 Shares which Mr. Herbert Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust.

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Herbert L. Brewer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER 382,610

8 SHARED VOTING POWER 0
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 382,610

10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,066

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (1)

14	TYPE OF REPORTING PERSON IN

(1)    Based upon 10,197,269 Shares outstanding as of December 21, 2004 (according to information received from the Issuer), plus (i) 219,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of December 28, 2004, upon the conversion of a convertible debenture held by PHD Partners, LP; (ii) 64,500 Shares which Mr. David Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 35,000 Shares which Mr. Herbert Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust.

SCHEDULE 13D

CUSIP No. 891050-10-6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph E. Griesedieck, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ] N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7 SOLE VOTING POWER 5,000

8 SHARED VOTING POWER 45,733
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	9 SOLE DISPOSITIVE POWER 5,000

10 SHARED DISPOSITIVE POWER 45,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,066

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7% (1)

14	TYPE OF REPORTING PERSON IN

(1)    Based upon 10,197,269 Shares outstanding as of December 21, 2004 (according to information received from the Issuer), plus (i) 219,962 Shares which PHD Partners, LP, a partnership indirectly controlled by Mr. David Brewer as the sole stockholder of the sole general partner, may acquire within 60 days of December 28, 2004, upon the conversion of a convertible debenture held by PHD Partners, LP; (ii) 64,500 Shares which Mr. David Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 35,000 Shares which Mr. Herbert Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust.

        This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Amendment No. 3 to Schedule 13D filed on December 7, 2004 (the “Amendment No. 3”), by David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Amendment No. 3.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety to read as follows:

    “(a)        The Filing Persons may be deemed to beneficially own 1,994,066 Shares. Of the 1,994,066 Shares reported in this Item 5(a), (i) 1,266,261 Shares are held directly by Mr. David Brewer, (ii) 222,610 Shares are held directly by Mr. Herbert Brewer, (iii) 5,000 Shares are held directly by Mr. Griesedieck’s children, for which he has sole voting and dispositive power pursuant to the Uniform Gifts to Minors Act, (iv) 45,733 Shares are held directly by JD Associates, (v) 219,962 Shares may be acquired by PHD Partners within 60 days of December 28, 2004, upon the conversion of the Madison Convertible Debenture held by PHD Partners, (vi) 64,500 Shares may be acquired by Mr. David Brewer within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. David Brewer, (vii) 10,000 Shares are held by a profit sharing plan for Mr. David Brewer, (viii) 35,000 Shares may be acquired by Mr. Herbert Brewer within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (ix) 125,000 Shares may be acquired by Mr. Herbert Brewer upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Herbert L. and Paulyne Brewer 1992 Trust (the “Trust”).

        These 1,994,066 Shares represent approximately 18.7% of the Shares based upon 10,197,269 Shares outstanding as of December 21, 2004 (according to information received from the Issuer) including (i) 219,962 Shares which PHD Partners may acquire within 60 days of December 28, 2004, upon the conversion of a convertible debenture held by PHD Partners; (ii) 64,500 Shares which Mr. David Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. David Brewer; (iii) 35,000 Shares which Mr. Herbert Brewer may acquire within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. Herbert Brewer; and (iv) 125,000 Shares which Mr. Herbert Brewer has the right to acquire upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Trust.

    Mr. David Brewer and Mr. Herbert Brewer have no voting power or dispositive power over 5,000 Shares which are held directly by Mr. Griesedieck’s children. Mr. David Brewer and Mr. Herbert Brewer expressly disclaim beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. David Brewer or Mr. Herbert Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of such Shares.

    Mr. Griesedieck and Mr. Herbert Brewer have no voting power or dispositive power over (i) 1,266,261 Shares which are held directly by Mr. David Brewer, (ii) 219,962 Shares which may be acquired by PHD Partners within 60 days of December 28, 2004, upon the conversion of the Madison Convertible Debenture held by PHD Partners, (iii) 64,500 Shares which may be acquired by Mr. David Brewer within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. David Brewer, and (v) 10,000 Shares held by a profit sharing plan for Mr. David Brewer. Mr. Griesedieck and Mr. Herbert Brewer expressly disclaim beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Griesedieck or Mr. Herbert Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

    Mr. Griesedieck and Mr. David Brewer have no voting power or dispositive power over (i) 222,610 Shares which are held directly by Mr. Herbert Brewer, (ii) 35,000 Shares which may be acquired by Mr. Herbert Brewer within 60 days of December 28, 2004, upon the exercise of outstanding stock options held by Mr. Herbert Brewer, and (iii) 125,000 Shares which may be acquired by Mr. Herbert Brewer upon conversion of shares of Series A-1 Convertible Preferred Stock, of which 62,500 Shares are beneficially owned through the Trust. Mr. Griesedieck and Mr. David Brewer expressly disclaim beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Griesedieck or Mr. David Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

    Mr. Herbert Brewer has no voting power or dispositive power over 45,733 Shares which are held directly by JD Associates. Mr. Herbert Brewer expressly disclaims beneficial ownership of such Shares. The filing of this Amendment shall not be construed as an admission by Mr. Herbert Brewer that they are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of such Shares.

    (b)        Of the 1,994,066 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. David Brewer has (i) sole power to vote or direct the vote of 1,560,723 Shares, (ii) shared power to vote or direct the vote of 45,733 Shares, (iii) sole power to dispose or direct the disposition of 1,560,723 Shares and (iv) shared power to dispose or direct the disposition of 45,733 Shares.

        Of the 1,994,066 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. Griesedieck has (i) sole power to vote or direct the vote of 5,000 Shares, (ii) shared power to vote or direct the vote of 45,733 Shares, (iii) sole power to dispose or direct the disposition of 5,000 Shares and (iv) shared power to dispose or direct the disposition of 45,733 Shares.

        Of the 1,994,066 Shares that may be deemed to be beneficially owned by the Filing Persons, Mr. Herbert Brewer has (i) sole power to vote or direct the vote of 382,610 Shares, (ii) shared power to vote or direct the vote of 0 Shares, (iii) sole power to dispose or direct the disposition of 382,610 Shares and (iv) shared power to dispose or direct the disposition of 0 Shares.

    (c)        Except as set forth herein, there have been no transactions in the Shares by any of the Filing Persons during the past sixty days. On November 22, 2004, PHD Partners sold 40,000 Shares for an aggregate price of approximately $605,752. On November 23, 2004, PHD Partners sold 60,000 Shares for an aggregate price of approximately $873,102. On December 15, 2004, PHD Partners gifted 24,433 Shares. On December 17, 2004, PHD Partners converted $675,000 of the Madison Convertible Debenture held by PHD Partners at a conversion price of $6.75 per Share into 100,000 Shares. On December 17, 2004, PHD Partners sold 100,000 Shares for an aggregate sales price of approximately $2,082,100.00.

    (d)        Mr. Griesedieck’s children have the right to receive dividends from, and the proceeds from the sale of 5,000 of the 1,994,066 Shares reported in Item 5(a) above. Mr. David Brewer, as beneficiary of the Trust, has the right to receive dividends and proceeds from the sale of 62,500 Shares owned by the Trust as reported in Item 5(a) above.

    (e)        Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended and restated in its entirety to read as follows:

        “After giving effect to the December 17, 2004 conversion of $675,000 of the Madison Convertible Debenture, the Madison Convertible Debenture held by PHD Partners has an aggregate principal amount of $1,484,746 and an interest rate of 6% per annum, which interest may be paid in cash or Shares. This debenture was amended and restated effective as of March 31, 2004, which included lowering the interest rate to 6% per annum. PHD Partners may convert the remaining principal amount of the Madison Convertible Debenture into an aggregate of 219,962 Shares at any time prior to maturity (March 31, 2006) based upon a conversion price of $6.75 per Share.

    Mr. David Brewer is a director of the Issuer. As of the date hereof, Mr. David Brewer has the right to acquire up to an aggregate of 79,500 Shares upon the exercise of stock options granted to Mr. David Brewer pursuant to the Issuer’s 2002 Stock Option Plan and the Issuer’s Amended and Restated 1994 Non-Employee Directors Plan.

    Mr. Herbert Brewer is a director of the Issuer. As of the date hereof, Mr. Herbert Brewer has the right to acquire up to an aggregate of 50,000 Shares upon the exercise of stock options granted to Mr. Herbert Brewer pursuant to the Issuer’s 2002 Stock Option Plan and the Issuer’s Amended and Restated 1994 Non-Employee Directors Plan.

    Mr. David Brewer, as beneficiary of the Trust, has the right to receive dividends and proceeds from the sale of 62,500 owned by the Trust as reported in Item 5(a) above.

        Due to the relationship between the Filing Persons, Mr. David Brewer, Mr. Herbert Brewer and Mr. Griesedieck may be deemed to be acting in concert in connection with the Shares. However, the Filing Persons have disclaimed certain beneficial ownership of the Shares as reported in Item 5(a) above. “

Item 7. Material to Be Filed as Exhibits.

        Item 7 is hereby amended and restated in its entirety to read as follows:

“Exhibit A.	Joint Filing Agreement, dated December 28, 2004, entered into by and between David M. Brewer, Herbert L. Brewer and Joseph E. Griesedieck, III.”

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2004

By: /s/ David M. Brewer David M. Brewer

By: /s/ Herbert L. Brewer Herbert L. Brewer

By: /s/ Joseph E. Griesedieck, III Joseph E. Griesedieck, III

EXHIBIT A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Toreador Resources Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 28, 2004.

By: /s/ David M. Brewer David M. Brewer

By: /s/ Herbert L. Brewer Herbert L. Brewer

By: /s/ Joseph E. Griesedieck, III Joseph E. Griesedieck, III